Filed by Akebia Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-36352

Subject Company: Keryx Biopahrmaceuticals, Inc.

Commission File No.: 000-30929

Date: June 28, 2018

Page 1 of 4

Akebia Employee Letter

The following is a copy of a letter sent by Akebia Therapeutics, Inc.’s President and Chief Executive Officer to Akebia’s employees.

Thursday, June 28, 2018

HIFsters,

I’m thrilled to share some exciting news with you today – Akebia has entered into an agreement to combine with Keryx Biopharmaceuticals, Inc. (Keryx), a company that shares our commitment to bringing innovative medicines to people with kidney disease. This merger furthers our vision to build a leading, innovation-driven renal company committed to serving patients.

This is a pivotal day for both Akebia and Keryx. Following completion of the merger, we will be a fully integrated renal company with a commercial product, Keryx’s Auryxia® (ferric citrate), and our Phase 3 product candidate, vadadustat. Auryxia is an FDA-approved therapy to treat adult dialysis-dependent CKD patients with hyperphosphatemia as well as adult non-dialysis dependent CKD patients with iron deficiency anemia.

By bringing Keryx’s approved Auryxia and our product candidate, vadadustat, into the combined company, we offer the potential to deliver an all-oral treatment approach for patients with anemia due to CKD. In addition, combining with Keryx provides us with a renal commercial infrastructure in the U.S., including an established salesforce, which we believe will drive launch momentum for vadadustat, if and when vadadustat is approved by the FDA.

A critical factor to our continued success is you. Your innovative thinking, strong execution, and relentless focus on the patient have helped position us for this merger. We believe this transaction will further strengthen our company, be a significant catalyst for achieving the next stage of our growth, and present exciting new opportunities for employees.

The transaction will not be complete until approved by anti-trust authorities and Akebia’s and Keryx’s shareholders, which we expect will occur by the end of 2018. Upon completion of the transaction, the combined company will be named Akebia. Until that time, Akebia and Keryx will continue to operate as separate companies. It is imperative that we remain focused on our work and continue to execute our Phase 3 clinical trial program for vadadustat.

Upon completion of the transaction, I will serve as Chief Executive Officer of the combined company, and Jason Amello will serve as Chief Financial Officer. The combined company will benefit from a management team comprising leaders from both Akebia and Keryx. In addition, to help facilitate the integration planning process, we have already created a transition team, which will include employees from both companies. We are putting a lot of thought into the integration planning so that the transition will be as seamless as possible.

We understand that many of you will have questions about today’s announcement, and we are committed to engaging openly with all employees. We have attached a “frequently asked questions” document to help address some likely questions, as well as today’s press release. In addition, the ELT will be hosting a townhall at 9:30 a.m. in the 14th floor kitchen to discuss this announcement. I will be in the 14th floor kitchen later today at 3:00 p.m. to host a toast and answer questions you might have. We hope you can join us.

Finally, today’s news will likely generate increased attention for our company. Consistent with our company policy, if you receive any inquiries from the media, government officials, analysts or investors, or anyone you do not know, please do not comment and forward such inquiries to Akebia’s corporate communications contact: John Garabo at jgarabo@akebia.com or (917) 892-2514.

On behalf of the entire management team and our Board of Directors, I share my sincere appreciation for all that you do for Akebia. I look forward to speaking more with you about our planned combination with Keryx and the exciting opportunities ahead of us.

Yours truly,

John P. Butler

President and Chief Executive Officer

Important Information

About Akebia

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release.

About Keryx

Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team consists of approximately 200 committed people working with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com.

Additional Information and Where to Find It

In connection with the proposed merger, Akebia and Keryx plan to file with the SEC and mail or otherwise provide to their respective stockholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia, Keryx and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia securities by Akebia’s directors and executive officers or the holdings of Keryx securities by

Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the expected benefits of the merger, such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.